Vasogen Inc.

Contact:
Glenn Neumann, Investor Relations
2155 Dunwin Drive
Mississauga (Toronto), ON L5L 4M1
tel: (905) 569-9065   fax: (905) 569-9231
www.vasogen.com / investor@vasogen.com

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FOR IMMEDIATE RELEASE

               Vasogen Completes US$37.5 Million Private Placement

Mississauga, Ontario, July 3, 2003 -- Vasogen Inc. (TSX: VAS; AMEX: VSV), a developer of immune modulation therapies for the treatment of cardiovascular and other inflammatory diseases, today announced it has completed a private placement totaling US$37.5 million, resulting in the issuance of 9.375 million shares at a price of US$4.00 per share. Participants in the private placement included strategic and financial investors, including Quest Diagnostics, WPG Farber Fund, AIG Global Investment, China Development Industrial Bank, George Weiss Associates, Knott Partners, Oakmont Corporation, Straus Asset Management, Sceptre Investment Counsel, and AGF Management. Needham & Company acted as placement agent for the offering.

Vasogen intends to use the net proceeds of this offering to support the completion of pivotal phase III clinical trials of its immune modulation therapy in chronic heart failure and peripheral arterial disease, to advance a new technology for neuro-inflammatory disorders into clinical development, and for general corporate purposes. Net proceeds raised through this offering, combined with current funds, provide Vasogen with approximately US$54.8 million (Cdn$74.1 million) in cash resources.

The securities offered were not registered under the Securities Act of 1933, as amended (the "Securities Act") and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of the Securities Act.

This press release does not constitute an offer to sell or the solicitation of an offer to buy any security and shall not constitute an offer, solicitation or sale of any securities in any jurisdiction in which such offering, solicitation or sale would be unlawful.

About Vasogen:
Vasogen is a leader in the research and commercial development of immune modulation therapies for the treatment of cardiovascular disease and other inflammatory disorders. Vasogen's immune modulation therapies are designed to target chronic inflammation by activating the immune system's physiological anti-inflammatory response to apoptosis. Vasogen's lead product is currently in pivotal phase III clinical development for the treatment of chronic heart failure and peripheral arterial disease. The Company is also developing immune modulation therapies for the treatment of additional indications including neuro-inflammatory diseases.

This press release contains forward-looking statements that involve risks and uncertainties, which may cause actual results to differ materially from the statements made. For this purpose, any statements that are contained herein that are not statements of historical fact may be deemed to be forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Without limiting the foregoing, the words "believes," "anticipates," "plans," "intends," "will," "should," "expects," "projects," and similar expressions are intended to identify forward-looking statements. You are cautioned that such statements are subject to a multitude of risks and uncertainties that could cause actual results, future circumstances, or events to differ materially from those projected in the forward-looking statements. These risks include, but are not limited to, those associated with having adequate funding for current and planned business operations, the success of research and development programs, the regulatory approval process, competition, securing and maintaining corporate alliances, market acceptance of the Company's products, the availability of government and insurance reimbursements for the Company's products, the strength of intellectual property, financing capability, the potential dilutive effects of any financing, reliance on subcontractors and key personnel and other risks detailed from time-to-time in the Company's public disclosure documents or other filings with the Canadian and U.S. securities commissions or other securities regulatory bodies. The forward-looking statements are made as of the date hereof, and the Company disclaims any intention and has no obligation or responsibility, except as required by law, to update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise.